Exhibit 99.1

Nano Dimension CEO’s Update:

Needham & Co. was Engaged for Acquisition Search;

ITAR Registration granted, certifying clearance to work in conjunction with U.S. military

Nano Dimension’s USA HQ, Boca Raton, Florida, June 23, 2020 –Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that is has engaged Needham & Company to advise on acquisitions, mainly in USA, that add complementary products and technologies within the electronic industry and  expand its distribution channels.

Additionally, the Company announced today that it has completed its registration with the U.S. State Department’s Directorate of Defense Trade Controls (DDTC) under the International Traffic in Arms Regulations (ITAR). DDTC administers and enforces the ITAR, which regulates the manufacture, export and transfer of defense-related articles, information and services. Nano Dimension’s registration with DDTC reflects its commitment to compliance with all laws and regulations applicable to its global business, including serving the U.S. defense and aerospace industries.

“Our registration with DDTC under the ITAR will allow Nano Dimension to continue to expand our customer base in the United States. With our ITAR registration, we are positioned to strengthen our sales and service to the U.S. defense and aerospace markets, effectively and efficiently,” said Yoav Stern, President & CEO of Nano Dimension. “No less importantly,” he added, “we are adjusting our focus to leverage our strong cash position on one side, and the lull in the markets as a result of prolonged Covid-19 effects. While Wall Street is reacting erratically, Main Street is on a prolonged slow-down resulting from temporary large corporate closures, holdbacks on capital spending and similar signs of temporal financial insecurities. This is an environment that enables Nano Dimension to make an efficient use of the support from its shareholders, as manifested by the large cash injections during April and May 2020. We are now focusing on two goals: accelerating and advancing R&D and product road map, in parallel to following sinking valuation of private companies and looking for acquisition targets at the right price and with the proper accretive synergies.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses a search for potential acquisition targets, serving the U.S. defense and aerospace industries, continuing to expand customer base in the United States, being positioned to strengthen sales and service to the U.S. defense and aerospace markets, adjusting the Company’s focus to leverage its strong cash position on one side, and the lull in the markets as a result of prolonged Covid-19 effects, and focusing on two goals: accelerating and advancing R&D and product road map, in parallel to following sinking valuation of private companies and looking for acquisition targets. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com